TOWER ONE WIRELESS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF TOWER ONE WIRELESS CORP.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Tower One Wireless Corp. (the "Company") as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net working capital deficiency, and may not be able to amend, refinance, or pay off its debt, that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Smythe LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2020.

Vancouver, Canada

May 2, 2022
995

TOWER ONE WIRELESS CORP.

Consolidated Statements of Financial Position
As at December 31, 2021 and 2020
(Expressed in Canadian Dollars)

	Note	2021	2020
		$	$
ASSETS (Notes 14 and 15)
Current Assets
Cash		1,059,386	122,759
Amounts receivable	23	4,819,388	1,166,502
Prepaid expenses and deposits	11	452,249	371,013
Deferred cost	12	1,223,395	-
Asset held for sale	16	-	30,967
		7,554,418	1,691,241
Long-term prepaid expenses and deposits	11	2,910,956	-
Intangible assets	13	-	1,357,658
Right-of-use assets	14	2,536,594	1,885,433
Property and equipment	15	8,885,003	6,175,128
Total Assets		21,886,971	11,109,460
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current Liabilities
Accounts payable and accrued liabilities	20	10,039,853	4,368,281
Income tax payable	28	554,777	610,977
Interest payable	18, 19, 20	668,805	650,278
Deferred revenue		-	278,443
Customer deposits	23	5,301,501	5,621,307
Current portion of lease liabilities	14	193,402	92,308
Current portion of loans payable	18	4,208,925	3,440,732
Loans from related parties	20	1,560,394	3,870,748
Current portion of bonds payable	19	1,776,077	1,882,750
		24,303,734	20,815,824
Long-term portion of lease liabilities	14	2,139,003	1,593,370
Long-term portion of loans payable	18	10,112,949	143,855
Long-term portion of bonds payable	19	129,500	-
Total Liabilities		36,685,186	22,553,049
Shareholders' Deficiency
Share capital	21	17,481,406	16,900,668
Subscriptions receivable	21	(41,600)	(30,000)
Shares issuable	21	130,000	-
Contributed surplus	21	1,678,992	1,706,089
Non-controlling interest	12	(2,825,829)	(4,532,457)
Deficit		(32,247,379)	(25,352,460)
Accumulated other comprehensive income (loss)		1,026,195	(135,429)
Total Shareholders' Deficiency		(14,798,215)	(11,443,589)
Total Liabilities and Shareholders' Deficiency		21,886,971	11,109,460

Approved on behalf of the Board of Directors:

"Alejandro Ochoa"	"Robert Nicholas Peter Horsley"

The accompanying notes are an integral part of these consolidated financial statements.

1

TOWER ONE WIRELESS CORP.

Consolidated Statements of Comprehensive Loss
For the Years Ended December 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars)

	Note	2021	2020	2019
		$	$	$
Revenues	24	10,687,626	9,126,082	5,413,594
Cost of sales	15	6,265,803	4,951,013	2,879,546
		4,421,823	4,175,069	2,534,048
Expenses
Advertising and promotion		235,243	133,726	46,789
Amortization	13, 14, 15	1,436,058	1,260,439	1,261,964
Bad debts		78,056	38,410	150,551
Foreign exchange		(397,940)	540,633	21,576
Interest, financing charges and accretion	14, 18, 19, 20	2,127,429	1,205,657	1,912,553
Maintenance and operations		984,171	942,370	1,001,161
Office and miscellaneous		884,896	869,732	963,460
Professional fees and consulting	20	1,780,545	2,395,170	2,366,030
Share-based compensation	21	130,000	-	-
Travel		103,369	154,043	214,065
		7,361,827	7,540,180	7,938,149

Loss before other items		(2,940,004)	(3,365,111)	(8,203,072)
Other items
Loss on extinguishment of debt	20	-	-	(393,026)
Impairment of intangible assets	8,13	(1,056,716)	-	-
Impairment of property and equipment	15	(393,478)	(441,292)	(1,306,767)
Impairment of advances and loans receivable		-	-	(224,975)
Write-off of VAT receivable		-	-	(48,735)
Gain (loss) on net monetary position	4	(118,821)	318,659	(711,090)
		(1,569,015)	(122,633)	144,378
Net loss before income taxes		(4,509,019)	(3,487,744)	(8,088,694)
Current income tax expense	28	(85,269)	(186,560)	(380,863)
Deferred income tax recovery		-	-	322,289
Net loss		(4,594,288)	(3,674,304)	(8,147,268)
Other comprehensive income:
Foreign exchange translation adjustment		1,139,917	508,446	(327,696)
Comprehensive loss		(3,454,371)	(3,165,858)	(8,474,964)

Net loss attributable to:
Shareholders of the Company		(4,185,480)	(2,364,633)	(4,977,237)
Non-controlling interest		(408,808)	(1,309,671)	(3,170,031)
Net loss		(4,594,288)	(3,674,304)	(8,147,268)

Other comprehensive income attributable to:
Shareholders of the Company		1,016,895	373,945	(155,147)
Non-controlling interest		123,022	134,501	(172,549)
Other comprehensive income		1,139,917	508,446	(327,696)

Loss per common share - basic and diluted		$(0.05)	$(0.04)	$(0.13)
Weighted average common shares outstanding		97,423,247	93,867,588	63,389,446

The accompanying notes are an integral part of these consolidated financial statements.

2

TOWER ONE WIRELESS CORP.

Consolidated Statements of Changes in Equity (Deficiency)
For the Years Ended December 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Subscriptions Receivable	Shares Issuable	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Shareholders of the Company	Non- controlling Interest	Total
		$	$	$	$	$	$	$	$	$
Balance, December 31, 2018	93,389,446	16,876,382	(30,000)	-	2,089,462	(19,009,676)	(354,227)	(428,059)	162,471	(265,588)
Warrants issued	-	-	-	-	608,440	-	-	608,440	-	608,440
Obligation to issue warrants	-	-	-	-	180,714	-	-	180,714	-	180,714
Extinguishment of convertible debenture	-	-	-	-	(574,895)	-	-	(574,895)	-	(574,895)
Adjustment on acquisition of controlled subsidiary	-	-	-	-	-	(106,990)	-	(106,990)	869	(106,121)
Adjustment on disposition of controlled subsidiary	-	-	-	-	-	508,444	-	508,444	(178,047)	330,397
Net loss	-	-	-	-	-	(4,977,237)	-	(4,977,237)	(3,170,031)	(8,147,268)
Other comprehensive loss	-	-	-	-	-	-	(155,147)	(155,147)	(172,549)	(327,696)
Balance, December 31, 2019	93,389,446	16,876,382	(30,000)	-	2,303,721	(23,585,459)	(509,374)	(4,944,730)	(3,357,287)	(8,302,017)
Warrants expired	-	-	-	-	(597,632)	597,632	-	-	-	-
Shares issued as penalty to the convertible debt lenders	714,286	24,286	-	-	-	-	-	24,286	-	24,286
Net loss	-	-	-	-	-	(2,364,633)	-	(2,364,633)	(1,309,671)	(3,674,304)
Other comprehensive income	-	-	-	-	-	-	373,945	373,945	134,501	508,446
Balance, December 31, 2020	94,103,732	16,900,668	(30,000)	-	1,706,089	(25,352,460)	(135,429)	(6,911,132)	(4,532,457)	(11,443,589)
Warrants expired	-	-	-	-	(33,545)	33,545	-	-	-	-
Adjustment on acquisition of controlled subsidiary	6,300,000	569,520	-	-	-	(2,742,984)	144,730	(2,028,734)	1,992,491	(36,243)
Adjustment on acquisition of controlled subsidiary	-	-	-	-	-	-	-	-	(78)	(78)
Units issued for cash - bonds attached	69,850	12,760	(11,600)	-	6,448	-	-	7,608	-	7,608
Share issuance costs	-	(1,542)	-	-	-	-	-	(1,542)	-	(1,542)
Shares issuable for vested PSU's	-	-	-	130,000	-	-	-	130,000	-	130,000
Net loss	-	-	-	-	-	(4,185,480)	-	(4,185,480)	(408,808)	(4,594,288)
Other comprehensive income	-	-	-	-	-	-	1,016,895	1,016,895	123,022	1,139,917
Balance, December 31, 2021	100,473,582	17,481,406	(41,600)	130,000	1,678,992	(32,247,379)	1,026,196	(11,972,385)	(2,825,830)	(14,798,215)

The accompanying notes are an integral part of these consolidated financial statements.

3

TOWER ONE WIRELESS CORP.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars)

	2021	2020	2019
	$	$	$
Cash flows from operating activities
Net loss	(4,594,288)	(3,674,304)	(8,147,268)
Items not affecting cash:
Accretion	-	-	107,376
Accrued interest	603,282	493,901	583,883
Amortization	1,436,058	1,260,439	1,261,964
Allowance for VAT	-	-	48,375
Gain on sale of towers	(1,763,936)	(453,216)	(664,446)
Deferred income tax recovery	-	-	(322,289)
Foreign exchange	952,316	962,181	2,719,037
Gain on net monetary position	(64,322)	(1,323,265)	(1,921,376)
Share-based compensation	130,000	-	-
Impairment	1,450,196	441,292	1,306,767
Impairment of advances and loans receivable	-	-	224,975
Loss on extinguishment of debt	-	-	393,026
Changes in non-cash working capital items (Note 25)	(3,566,169)	2,691,191	7,529,242
Cash provided by (used in) operating activities	(5,416,863)	398,219	3,119,626

Cash flows from investing activities
Cash received from disposition	-	72,396	258,001
Cash paid for acquisitions	(36,243)	-	(106,121)
Cash received in acquisition of T3 Ecuador	1,218	-	-
Cash received on sale of towers	3,795,509	1,204,942	-
Additions of property and equipment	(5,834,167)	(2,656,546)	(3,634,144)
Cash used in investing activities	(2,073,683)	(1,379,208)	(3,482,264)

Cash flows from financing activities
Units issued for cash, net	6,066	-	-
Repayment of convertible debts	-	(745,000)	(750,000)
Proceeds from (repayment of) bonds payable, net	(49,846)	-	859,560
Loans received	12,388,018	2,533,479	1,173,953
Repayment of loans	(200,694)	(66,258)	(1,467,004)
Loans from related parties	-	713,646	1,969,187
Repayment of loans from related parties	(2,749,778)	(833,951)	(1,140,500)
Lease payments	(1,009,469)	(553,130)	(570,512)
Cash provided by financing activities	8,373,297	1,048,786	74,684
Foreign exchange on cash	42,876	(1,667)	(1,520)

Change in cash	936,627	66,130	(289,474)
Cash, beginning	122,759	56,629	346,103

Cash, ending	1,059,386	122,759	56,629

Property and equipment additions in accounts payable and accrued liabilities	2,433,874	901,653	1,019,581
Cash paid for interest	1,513,947	368,390	635,717
Cash paid for income taxes	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

4

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. ("Tower One" or the "Company") is a pure-play, build-to-suit ("BTS") tower owner, operator and developer of multitenant communications structures. The Company's primary business is the leasing of space on communications sites to mobile network operators ("MNOs"). The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company's site leasing business, including the addition of new tenants and equipment on its sites. A long-term site lease is in hand with a tenant prior to undergoing construction.

Tower One was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange ("CSE") and commenced trading on November 16, 2011. The Company's registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company's assets may be materially less than the amounts recorded in these consolidated financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At December 31, 2021, the Company had a working capital deficiency of $16,749,316 (2020 - $19,124,583) and an accumulated deficit of $32,247,379 (2020 - $25,352,460) which has been funded primarily by loans from related parties and third parties. Ongoing operations of the Company are dependent upon the Company's ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. These factors raise substantial doubt about the Company's ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The outbreak of the novel strain of coronavirus ("COVID-19") has resulted in governments worldwide enacting emergency measures to constrain the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, self-isolation, physical and social distancing and the closure of non-essential businesses, have caused significant disruption to businesses globally, which has resulted in an uncertain and challenging economic environment. The duration and impact of the COVID-19 pandemic are unknown at this time. COVID-19 did not have a significant impact on the Company's site leasing business and tower sales. Moreover, COVID-19 did not have any impact on the Company's ability to collect receivables from its customers.

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements were approved and authorized for issue by the Board of Directors on May 2, 2022.

(b) Basis of Presentation and Consolidation

These consolidated financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The presentation currency of the consolidated financial statements is Canadian dollars.

5

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(b) Basis of Presentation and Consolidation (continued)

These consolidated financial statements include the accounts of the following entities as at December 31, 2021 and 2020:

Entity	Country	Percentage of ownership		Functional currency
		2021	2020
Subsidiaries
Tower One Wireless Corp. ("Tower One")	Canada	Parent	Parent	Canadian dollar
Tower Two SAS ("Tower Two")	Argentina	100%	100%	Argentine Peso
Tower Three SAS ("Tower Three")	Colombia	100%	100%	Colombian Peso
Tower 3 SA ("Tower 3")	Argentina	100%	100%	Argentine Peso
Innervision SAS ("Innervision")	Colombia	100%	100%	Colombian Peso
Evolution Technology SA ("Evolution")	Argentina	91.25%	65%	Argentine Peso
Tower Construction & Technical Services, LLC ("TCTS")	USA	50%	50%	US dollar
Tower One Wireless Mexico S.A. de C.V. ("Mexmaken")	Mexico	90%	90%	Mexican Peso
Towerthree Wireless del Ecuador S.A. ("T3 Ecuador")	Ecuador	90%	N/A	US dollar

All significant inter-company balances and transactions have been eliminated on consolidation. Subsidiaries are entities controlled by the Company. Control is based on whether an investor has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of returns. Non-controlling interests in the net assets are identified separately from the Company's deficiency. The non-controlling interest consists of the non-controlling interest as at the date of the original acquisition plus the noncontrolling interest's share of changes in equity or deficiency since the date of acquisition.

(c) Use of Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Actual results may differ from these estimates and assumptions. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Significant areas requiring the use of management estimates include the following:

(i) Intangible Assets - useful lives

The Company records intangible assets purchased in a business combination at their fair value. Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management's estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

(ii) Inputs into Black-Scholes model

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued first at the fair value of goods or services received, and if this not readily determinable, at the fair value of the equity instruments granted at the date the Company receives the goods or services.

6

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (continued)

(ii) Inputs into Black-Scholes model (continued)

The Company measures the cost of equity-settled transactions at the fair value of the equity instruments on the date they are granted. Estimating fair value for share-based compensation transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield. The fair value of the underlying common shares is assessed as the quoted market price on grant date. The assumptions and models used for estimating fair value for share-based compensation transactions are discussed in Note 21.

(iii) Property and Equipment - useful lives

Amortization is recorded on a declining balance basis based upon management's estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the physical condition, technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of towers and equipment resulting in a change in related amortization expense.

(iv) Incremental borrowing rate

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liabilities. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in a similar economic environment.

(v) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation. At December 31, 2021, the Company has an allowance for doubtful accounts of $76,517 (2020 - $36,381).

(vi) Recoverability of asset carrying values

Determining the amount of impairment of goodwill, intangible assets, and property and equipment requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many factors used in assessing recoverable amounts are outside of the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i) Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions that raise substantial doubt upon the Company's ability to continue as a going concern. Further information regarding going concern is outlined in Note 1.

7

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

(ii) Joint arrangements

As at December 31, 2021, the Company holds 50% interest in a joint arrangement. The Company has joint control of the arrangement whereby the parties that have joint control have rights to the assets, and obligations for the liabilities, relating to the arrangement on a proportionate basis. Those parties are called joint operators. None of the parties involved have unilateral control of a joint operation. The Company accounts for its interest in joint operations by recognizing its share of assets, liabilities, revenues and expenses in accordance with its contractually conferred rights and obligations. This assessment is performed on a continuous basis.

(iii) Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the consolidated financial statements.

(iv) Compound financial instruments

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument.

The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount factors and the presence of any derivative financial instruments.

(v) Assets held-for-sale and discontinued operations

Judgment is required in determining whether an asset meets the criteria for classification as "assets held for sale" in the consolidated statements of financial position. Criteria considered by management include the existence of and commitment to a plan to dispose of the assets, the expected selling price of the assets, the expected time frame of the completion of the anticipated sale and the period of time any amounts have been classified within assets held for sale. The Company reviews the criteria for assets held for sale each period and reclassifies such assets to or from this financial position category as appropriate. In addition, there is a requirement to periodically evaluate and record assets held for sale at the lower of their carrying value and fair value less costs to sell.

Judgment is applied in determining whether disposal groups represent a component of the entity, the results of which should be recorded as discontinued operations in the consolidated statements of comprehensive loss.

(vi) Property and equipment and intangibles - impairment

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its property and equipment and intangibles. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis. The impairment test compares the recoverable amount of the asset to its carrying amount. The recoverable amount is the higher of the asset's value in use (present value of the estimated future cash flows) and its estimated fair value less costs of disposal.

8

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

(vii) Determination of functional currency and hyperinflationary economies

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity. The determination of whether an entity operates in a hyperinflationary economy was based on management's judgment of the underlying economic condition of the country the entity operates in.

(viii) Leases

The Company applies judgment in determining whether the contract contains an identified asset, whether the Company has the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create economic incentive to exercise renewal options.

(ix) Modification versus extinguishment of financial liability

Judgment is required in applying IFRS 9 Financial Instruments to determine whether the terms of the loan agreement is a substantial modification of an existing financial liability and whether it should be accounted for as an extinguishment of the original financial liabilities.

(x) Business combination vs asset acquisition

Judgement is required in determining whether an acquisition of an entity, asset or group of assets is considered a business in accordance with the criteria provided under IFRS 3, Business Combinations. The determination of whether an entity, asset, or group of assets is a business is based on management's judgements of whether the entity, asset or group of assets includes inputs, substantive processes and outputs.

3.        SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. The proceeds from exercise are assumed to be used to purchase the Company's common shares at their average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Revenue recognition

The Company generates revenues from the supply of various goods and services.

i. Leasing revenue is derived from lease arrangements to obtain rights to use the Company's equipment.

Leases in which a significant portion of the risks and rewards of ownership are retained by the Company are classified as operating leases. Assets under operating leases are included in property and equipment. Leasing revenue from operating leases is recognized as the leasing services are provided.

ii.      Tower sales revenue is recognized when the control over the tower is transferred to the customer. The Company recognizes revenue after: the contract is identified; performance obligations are identified; the transaction price is determined; the transaction price is allocated to the various performance obligations (if multiple performance obligations are identified); and ultimately, once the performance obligation is satisfied.

iii.      Revenues from consulting, installation, technical and maintenance services are recognized when the services are completed. Unbilled revenues represents services performed but not yet billed.
9

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The results and financial position of a subsidiary whose functional currency is not the currency of a hyperinflationary economy is translated into the presentation currency using the following procedures:

i. Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

ii. Income and expenses for each statement presenting profit or loss and other comprehensive income are translated at exchange rates at the dates of the transactions; and

iii. All resulting exchange differences are recognized in other comprehensive income.

For practical reasons, a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the period, is often used to translate income and expense items.

For the year ended December 31, 2021, an unrealized foreign exchange translation gain of $1,139,917 (2020 - $508,446) was recorded under accumulated other comprehensive loss as a result of changes in the value of the Colombian Peso, Argentine Peso, Mexican Peso and US dollars with respect to the Canadian dollar.

The results and financial position of a subsidiary whose functional currency is the currency of a hyperinflationary economy are translated into the presentation currency using the following procedures:

i. All amounts (i.e. assets, liabilities, equity items, income and expenses, including comparatives) are translated at the closing rate at the date of the statement of financial position, except that

ii. When amounts are translated into a non-hyperinflationary presentation currency (i.e., CAD), comparative amounts remain unchanged from those reported in the prior periods.

When an entity's functional currency is the currency of a hyperinflationary economy, the entity shall restate its financial statements in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies before applying the translation method described above. When the economy ceases to be hyperinflationary and the entity no longer restates its financial statements in accordance with IAS 29, it shall use as the historical costs for translation into the presentation currency the amounts restated to the price level at the date the entity ceased restating its financial statements.

Property and equipment

Property and equipment is stated at cost less accumulated amortization and accumulated impairment loss. Amortization expense for towers begins in the month of transfer of each tower from construction in progress to towers. Costs not clearly related to the procurement, manufacturing and implementation are expensed as incurred.

Towers represent cellular towers owned by the Company. The towers are operated at various sites and under contractual license agreements.

• Amortization of the towers is calculated on the declining-balance basis over the agreement or lease terms

• Furniture and equipment - between 10% and 33.3% declining balance

Costs of assets in the course of construction are capitalized as construction in progress. Upon completion, the cost of construction is transferred to the appropriate category of property and equipment and amortization commences when the asset is available for its intended use.

An asset's residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.
10

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets

Intangible assets consist of master lease agreement acquired by the Company. Acquired lease agreements are carried at cost less accumulated amortization and impairment losses. Intangible assets with indefinite lives are not amortized but are tested annually for impairment. Any impairment of intangible assets is recognized in the consolidated statement of comprehensive loss but increases in intangible asset values are not recognized subsequently.

Amortization expense for intangible assets is calculated on the straight-line basis over its estimated useful life. Estimated useful lives of intangible assets are the shorter of the economic life and the period the right is legally enforceable. The assets' useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. The useful life of the Company's intangible assets, consisting of master lease agreements, is estimated to be 10 years.

Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may be less than its recoverable amount. Management uses its judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into CGU, which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU's exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU's is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate pre -tax discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU's is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non- financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company applies the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as contributed surplus.

Share-based compensation

Share-based compensation to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based compensation to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related amount in contributed surplus is transferred to share capital. Charges for options that are forfeited before vesting are reversed from contributed surplus. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.
11

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the consolidated statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Financial instruments

Financial assets - Classification

The Company classifies its financial assets in the following categories:

• Those to be measured subsequently at fair value (either through Other Comprehensive Income ("OCI"), or through profit or loss), and

• Those to be measured at amortized cost.

The classification depends on the Company's business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses are either recorded in profit or loss or OCI.

Financial assets - Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss ("FVTPL"), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss. Financial assets are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

12

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Financial instruments (Continued)

Subsequent measurement of financial assets depends on their classification.

• Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss that is subsequently measured at amortized cost is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included as finance income using the effective interest rate method.

• Fair value through OCI ("FVOCI"): A financial asset measured at FVOCI is measured at fair value with changes in fair value included as "financial asset at fair value through other comprehensive income" in other comprehensive income. Accumulated gains or losses recognized through other comprehensive income remain in OCI when the financial instrument is derecognized or its fair value substantially decreases.

• Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on an investment that is subsequently measured at FVTPL is recognized in profit or loss in the period in which it arises.

The Company has classified its cash and amounts receivables as FVTPL.

Financial liabilities

The Company classifies its financial liabilities into the following categories:

• Financial liabilities at FVTPL; and

• Amortized cost.

A financial liability is classified as at FVTPL if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows:

• the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and

• the remaining amount of the change in the fair value is presented in profit or loss.

The Company does not designate any financial liabilities at FVTPL.

Other non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

The Company has classified its accounts payable and accrued liabilities, interest payable, convertible debentures, loans payable, loans from related parties, customer deposits, bonds payable and lease liability as amortized cost.

Convertible debentures

The component parts of compound instruments (convertible debentures) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion.

13

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Financial instruments (Continued)

The conversion option classified as equity is determined by deducting the fair value of the liability component from the face value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. When the conversion option remains unexercised at the maturity date of the convertible note, the balance recognized in equity will be transferred to deficit. No gain or loss is recognized in the profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the lives of the convertible notes using the effective interest method.

Substantial modification of convertible debentures

Modification is deemed to be substantial if the net present value of the cash flows under the modified terms, including any fees paid or received, is a least 10 percent different from the net present value of the remaining cash flows of the liability prior to the modification, both discounted at the original effective interest rate of the liability prior to the modification. A substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The consideration paid, represented by the fair value of the modified convertible debentures are allocated to the liability and equity components of the original convertible debentures at the date of the extinguishment. The method used in allocating the consideration paid and transaction costs to the separate components of the original convertible debentures is consistent with that used in the original allocation to the separate components of the original convertible debentures of the proceeds received by the Company when the original convertible debentures were issued.

Once the allocation of the consideration is made, any resulting gain or loss is treated as follows:

• the amount of gain or loss relating to the original liability component is recognized in profit or loss; and

• the amount of consideration relating to the original equity component is recognized in equity in contributed surplus. The amount recognized in convertible debentures equity reserve attributable to the extinguished convertible debentures is also transferred to contributed surplus.

Joint arrangements

The Company applies IFRS 11 Joint Arrangements to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The Company has assessed the nature of its joint arrangement and determined it to be a joint operation.

When the Company undertakes its activities under joint operations, the Company as a joint operator recognizes in relation to its interest in a joint operation:

• its assets, including its share of any assets held jointly;

• its liabilities, including its share of any liabilities incurred jointly;

• its revenue from the sale of its share of the output arising from the joint operation;

• its share of the revenue from the sale of the output by the joint operation; and

• its expenses, including its share of any expenses incurred jointly.

The Company accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.
14

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset ("ROU asset"), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

• fixed payments, including in-substance fixed payments;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee;

• the exercise price under a purchase option that the Company is reasonably certain to exercise;

• lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option;

• penalties for early termination of a lease unless the Company is reasonably certain not to terminate early; and

• restoration costs that will incur at the end of the lease term.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in which they are incurred.
15

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

4.        HYPERINFLATION

In July 2018, the Argentine three-year cumulative rate of inflation for consumer prices and wholesale prices reached a level in excess of 100%. As a result, in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies ("IAS 29") Argentina was considered a hyperinflationary economy, effective July 1, 2018. Accordingly, the presentation of the Company's consolidated financial statements includes adjustments and reclassifications for the changes in the general purchasing power of the Argentine peso.

On the application of IAS 29, the Company used the conversion coefficient derived from the combination of the "IPC Nacional and the IPIM" (the national consumer price index and the national wholesale price index) published by the National Statistics and Census Institution in Argentina. Furthermore, a formal resolution (number 539/018) from de "FACPCE" (Federación Argentina de Consejos Profesionales de Ciencias Económicas) was issued and has been followed in the calculations.

As the consolidated financial statements of the Company have been previously presented in Canadian dollars, a stable currency, the comparative period amounts do not require restatement.

The level of the IPC at December 31, 2021 was 582.45 (2020 - 385.76), which represents an increase of 50.9% over the IPC at December 31, 2020.

Monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current as at December 31, 2021. Non-monetary assets, liabilities, equity, and expenses (items that are not already expressed in terms of the monetary unit as at December 31, 2021) are restated by applying the index at the end of the reporting period. The effect of inflation on the Argentine subsidiary's net monetary position.is included in the consolidated statements of loss as a gain on net monetary position.

The application of IAS 29 results in the adjustment for the loss of purchasing power of the Argentine peso recorded in the consolidated statements of comprehensive loss. In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power, which results in a loss on the net monetary position. This loss/gain is derived as the difference resulting from the restatement of non-monetary assets, liabilities and equity.

As per IAS 21, The Effects of Changes in Foreign Exchange Rates, all amounts (i.e. assets, liabilities, equity and expenses) are translated at the closing foreign exchange rate at the date of the most recent consolidated statement of financial position, except that comparative amounts are not adjusted for subsequent changes in the price level or subsequent changes in exchange rates. Similarly, in the period during which the functional currency of a foreign subsidiary becomes hyperinflationary and applies IAS 29 for the first time, the parent's consolidated financial statements for the comparative period are not restated for the effects of hyperinflation.

As a result of the change in the conversion coefficient during the year ended December 31, 2021, the Company recognized a net monetary loss of $118,821 (2020 - gain $318,659) to adjust transactions recorded during the period into a measuring unit current as of December 31, 2021.

5. TOWER CONSTRUCTION & TECHNICAL SERVICES, INC.

On October 18, 2017, the Company entered into an Escrow Agreement with the shareholders of Tower Construction & Technical Services, Inc. ("TCTS") to acquire 70% ownership interest in TCTS.

On March 1, 2019, the Company entered into an agreement to acquire the remaining 30% ownership interest of TCTS for total purchase price of $106,121 (US$80,000). As the Company previously controlled TCTS, the transaction resulted in a change to the Company ownership stake and was accounted for as an equity transaction. The $106,990 difference between the acquisition of $869 non-controlling interest and $106,121 fair value of consideration paid was recognized directly in deficit.

16

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

5.       TOWER CONSTRUCTION & TECHNICAL SERVICES, INC. (CONTINUED)

On August 1, 2019, the Company entered into a Joint Venture Agreement with a third party, Enervisa US LLC ("Enervisa") and sold 50% of outstanding shares of TCTS for $330,397 (US$250,000) to fund the operation of TCTS. The Company determines that the sale of the 50% of TCTS shares did not constitute a loss of control. The issuance of the shares is accounted for an equity transaction and resulting a non-controlling interest of $698,030. The non-controlling interest consists of $519,983 of Enervisa's share of TCTS's net loss for the period from January 1, 2019 to August 1, 2019 which is included in net loss attributable to non-controlling interests on the consolidated statement of changes in equity (deficiency). During the years ended December 31, 2020 and 2019, the Company received $72,396 and $258,001, respectively, for the sale of 50% of the outstanding shares of TCTS. During the year ended December 31, 2021, there was no changes in ownership.

6. ACQUISITION OF INNERVISION TELECOM S.A.S. ("INNERVISION")

As at December 31, 2018, the Company owned 90% of Innervision through its wholly owned subsidiary Tower Three S.A.S ("Tower Three").

In October 2019, the Company completed the acquisition of the remaining common shares of Innervision not previously owned by Tower Three. The Company acquired the remaining 10% interest for total purchase price of $2,685 ($7,000,000 Colombian Peso). As the Company previously controlled Innervision, the transaction resulted in a change to the Company's ownership stake and was accounted for as an equity transaction. The difference between the non-controlling interest and the fair value of consideration paid was recognized directly in deficit.

7. ACQUISITION OF EVOLUTION TECHNOLOGY SA

On March 30, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA ("Evotech") to acquire a 65% ownership interest. Since its incorporation on March 10, 2016, Evotech has obtained various permits for constructing cellular towers and also has master lease agreements with major telecom carriers in Argentina.

To obtain the 65% ownership interest, the Company paid US$350,000 and issued 1,500,000 common shares with a fair value of $480,000 to the shareholders of Evotech. In addition, the Company is committed to contribute the funds necessary for Evotech to construct 50 towers, or a lower number of towers to be agreed between the parties, for up to a total maximum amount of US$3,500,000.

The Company determined that the acquisition of Evotech constituted a business combination as Evotech has inputs, processes and outputs. As such the Company has applied the acquisition method of accounting. As part of the acquisition of Evotech, the Company acquired Evotech's master lease agreement, which was recorded as an intangible asset.

In June 2021, the Company acquired an additional 26.25% of common shares of Evotech not previously owned by Tower One for total purchase price of $36,243 (U$30,000) cash and the issuance of 6,300,000 common shares with a fair value of $569,520, increasing its ownership from 65% to 91.25%. As the Company previously controlled Evotech, the transaction resulted in a change to the Company's ownership stake and was accounted for as an equity transaction. The carrying amount of Evotech's non-controlling interest on the date of the acquisition was $2,656,655 and the carrying amount of AOCI on the date of acquisition was $192,974.

$
Consideration paid	605,764
Net change to non-controlling interest (26.25%/35%*$2,656,655)	1,992,491
Net change to AOCI (26.25%/35%*$192,974)	144,729
Increase in equity attributable to the Company	2,742,984

The increase in equity attributable to the Company of $2,742,984 was recognized directly in deficit.
17

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

8. ACQUISITION OF TOWERTHREE WIRELESS DEL ECUADOR SA

On September 20, 2021, the Company entered into a Share Transfer Agreement with the sole shareholder of Towerthree Wireless Del Ecuador SA ("T3 Ecuador") to acquire a 90% ownership interest. Since its incorporation in 2019, T3 Ecuador had minimal operations and held preliminary agreements with certain municipalities where the cities offices provided T3 Ecuador with a list of public spaces that T3 Ecuador are authorized to build towers on. In consideration for the 90% ownership interest, the Company paid $920 (US$720). The Company determined that T3 Ecuador did not meet the IFRS 3, Business Combinations ("IFRS 3"), definition of a business as the acquired set of activities and assets did not include a substantive process or any outputs.

As the transaction was determined to be outside the scope of IFRS 3, it was accounted for as an asset acquisition and the cost of the acquisition was allocated to the group of assets acquired and liabilities assumed on the basis of their relative fair values at the acquisition date. The net assets acquired in the acquisition of T3 Ecuador relating to the 90% ownership interest is summarized as follows:

Fair value of T3 Ecuador net assets acquired	$
Cash	1,296
Taxes receivable	9,012
Property and equipment	74,067
Intangible asset	1,624
Accounts payable	(399)
Loans from related parties	(84,680)
Total fair value of T3 Ecuador net assets acquired	920

As the transaction was determined to be an asset acquisition, and the Company acquired 90% ownership interest, the Company recognized non-controlling interest equal to the 10% non-controlling proportionate share of the net assets acquired and liabilities assumed of $78.

As at December 31, 2021, the Company completed an impairment analysis in accordance with IAS 36 Impairment of Assets, and determined that there is no recoverable amount relating to the intangible asset. As a result, the Company recognized impairment of $1,624.

9. COLLABORATION AGREEMENT

On April 6, 2021, Tower 3 entered into a Collaboration Agreement with Commerk S.A.S. ("Commerk") to operate collaboratively on the development, construction and operation of telecommunication tower projects in Colombia ("Projects"). Tower 3 and Commerk each have equal voting rights and ownership to 50% of all assets, liabilities, revenues and expenses relating to Projects operated under the Collaboration Agreement. The term of the Collaboration Agreement is for seven years, with automatic successive renewal terms of additional seven-year periods, provided that neither of the parties has expressed its intention to terminate the agreement at least thirty calendar days prior to the expiration of the initial or extended term.

Pursuant to the Collaboration Agreement, Commerk will provide equity contributions towards the tower projects that will be entrusted to Tower 3. The contributions will be handed over monthly after submitting evidence of the telecommunication towers placed in service during the preceding month and the amount shall be determined based on the cash flow associated to the towers in service during the month. The equity contributions provided by Commerk accrue interest at a rate of 6.2% per annum and will accrue from the date contribution is received by Tower 3.

As at December 31, 2021, the outstanding balance of equity contributions is $3,820,652 (COP $12,039,984,363) (2020 - $nil) and is included in loans payable (Note 18). During the year ended December 31, 2021, the Company accrued interest on the equity contributions of $329,800 (COP $1,039,294,905) (2020 - $nil).
18

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

10. NON-CONTROLLING INTEREST (NCI)

The following table presents the summarized financial information for Evotech, TCTS, Mexmaken and T3 Ecuador, the Company's subsidiaries which have NCI's. This information represents amounts before intercompany eliminations.

	December 31, 2021	December 31, 2020
	$	$
Current assets	1,094,709	1,145,246
Non-current assets	2,068,951	4,079,106
Current liabilities	12,291,899	14,046,168
Non-current liabilities	474,381	898,146
Revenues for the year ended	1,396,899	7,934,906
Net loss for the year ended	(1,778,017)	(1,150,056)

The net change in non-controlling interest is as follows:

Total
$
Balance, December 31, 2019	(3,357,287)
Share of loss for the year	(1,772,196)
Currency translation adjustment	597,026
Balance, December 31, 2020	(4,532,457)
Change in ownership interest	1,992,413
Share of loss for the year	(408,808)
Currency translation adjustment	123,022
Balance, December 31, 2021	(2,825,830)

As of December 31, 2021, the Company held a 50% ownership in TCTS, 90% ownership in Mexmaken, 91.25% ownership in Evolution and 90% ownership in T3 Ecuador with $1,754,611, $44,462, $1,020,454 and $6,303 (2020 - $953,706, $791,573, $2,787,178 and $nil) NCI balance, respectively.

11. PREPAID EXPENSES AND DEPOSITS

	2021	2020
	$	$
Prepaid expenses	451,435	82,216
Prepaid inventory	-	5,974
Advances to suppliers	2,910,956	282,216
Other advances	814	607
Total prepaid expenses and deposits	3,363,205	371,013

Current portion	452,249	371,013
Long-term portion	2,910,956	-
	3,363,205	371,013
19

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

12. DEFERRED COST

During the year ended December 31, 2021, the Company entered into a construction contract whereby the Company agreed to construct certain towers for a non-related party. In accordance with IFRS 15, the Company shall recognize the revenue for the construction of each tower upon completion of the tower. During the year ended December 31, 2021, the Company incurred $1,223,395 in deferred costs relating to the construction of the towers that had not been completed.

13. INTANGIBLE ASSETS

Master lease agreements
$
Cost
Balance, December 31, 2020 and 2019	1,982,354
Impairment	(1,982,354)
Balance, December 31, 2021	-

Accumulated amortization
Balance, December 31, 2019	379,926
Additions	245,070
Balance, December 31, 2020	624,696
Additions	302,564
Impairment	(927,260)
Balance, December 31, 2021	-

Net book value
Balance, December 31, 2020	1,357,658
Balance, December 31, 2021	-

As at December 31, 2021, the Company had no tower structures or sites remaining under the master lease agreements as they had all been sold pursuant to the Asset Transfer Agreement (Note 15). As a result, the Company completed an impairment analysis in accordance with IAS 36 Impairment of Assets, and determined that the Company has no estimated future cash inflows derived from the continued use of the master lease agreements, and the value in use of the asset is $nil. As a result, the Company recognized impairment of $1,055,094 to reduce the carrying amount of the master lease agreements to $nil based on Level 3 of the fair value hierarchy.
20

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

14. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company has a lease agreement for its land lease. The continuity of the ROU asset for the years ended December 31, 2021 and 2020 are as follows:

Right-of-use asset	$
Balance, December 31, 2019	2,706,368
Additions	702,473
Cancellation	(1,086,971)
Depreciation	(262,540)
Impact of foreign exchange	(375,830)
Monetary adjustment for hyperinflationary economy	201,933
Balance, December 31, 2020	1,885,433
Addition	1,995,512
Cancellation	(650,407)
Depreciation	(310,493)
Impact of foreign exchange	(383,451)
Balance, December 31, 2021	2,536,594

The continuity of the lease liability for the years ended December 31, 2021 and 2020 are as follows:

Lease liability	$
Balance, December 31, 2019	2,703,129
Additions	702,473
Cancellation	(1,199,643)
Lease payments	(553,130)
Lease interest	374,216
Impact of foreign exchange	(341,367)
Balance, December 31, 2020	1,685,678
Additions	1,995,513
Cancellation	(516,369)
Lease payments	(1,009,469)
Lease interest	530,609
Impact of foreign exchange	(353,557)
Balance, December 31, 2021	2,332,405

Current portion	193,402
Long-term portion	2,139,003
2,332,405

15. PROPERTY AND EQUIPMENT

During the years ended December 31, 2021 and 2020, due primarily to the cancellation of tenant lease agreements, an indicator of impairment existed resulting in a test of recoverable amount of the assets and recognition of an impairment loss of $393,478 and $441,292, respectively. A value in use calculation is not applicable as the Company does not have any expected cash flows from using the assets. In estimating the fair value less costs of disposal, management did not have observable or unobservable inputs to estimate the recoverable amount greater than $nil. As this valuation technique requires management's judgment and estimates of the recoverable amount, it is classified within Level 3 of the fair value hierarchy.

During the year ended December 31, 2021, the Company entered into an Asset Transfer Agreement with a non-related party whereby the Company agreed to sell certain tower structures, sites, and related contracts located in Argentina for total proceeds of $3,870,126. On August 9, 2021, the Asset Transfer Agreement closed and all tower structures, sites and related contracts were transferred to the non-related party. Upon closing, the Company recognized the proceeds as revenue, and reclassified the carrying amount of the assets from property and equipment to cost of goods sold.

21

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

15. PROPERTY AND EQUIPMENT (CONTINUED)
	Towers	Construction in progress	Furniture and equipment	Total
Cost	$	$	$	$
Balance, December 31, 2019	8,646,258	485,220	381,408	9,512,886
Monetary adjustment for hyperinflationary economy	701,648	644,005	(101,325)	1,244,328
Additions	-	2,502,896	35,722	2,538,618
Transfer from CIP to towers	1,574,686	(1,574,686)	-	-
Reclasification to assets held for sale	-	(30,967)	-	(30,967)
Towers sold	(3,888,708)	-	-	(3,888,708)
Impaired/cancelled towers/equipment	-	(416,588)	(24,704)	(441,292)
Foreign exchange movement	(1,518,126)	(15,623)	(79,364)	(1,613,113)
Balance, December 31, 2020	5,515,758	1,594,257	211,737	7,321,752
Monetary adjustment for hyperinflationary economy	-	-	17,918	17,918
Additions	484,087	6,919,509	36,859	7,440,455
Transfer from CIP to towers	5,024,541	(5,024,541)	-	-
Towers sold	(2,351,025)	(550,924)	(11,997)	(2,913,946)
Impaired/cancelled towers/equipment	-	(393,478)	-	(393,478)
Foreign exchange movement	(1,126,886)	(553,863)	(21,943)	(1,702,692)
Balance, December 31, 2021	7,546,475	1,990,960	232,574	9,770,009
Accumulated Amortization
Balance, December 31, 2019	741,248	-	39,592	780,840
Monetary adjustment for hyperinflationary economy	116,704	-	6,292	122,996
Additions	708,546	-	44,283	752,829
Tower sold	(322,512)	-	(9,730)	(332,242)
Foreign exchange movement	(165,439)	-	(12,360)	(177,799)
Balance, December 31, 2020	1,078,547	-	68,077	1,146,624
Monetary adjustment for hyperinflationary economy	(48,406)	-	2,002	(46,404)
Additions	780,705	-	42,296	823,001
Towers sold	(804,215)	-	(7,729)	(811,944)
Foreign exchange movement	(221,134)	-	(5,137)	(226,271)
Balance, December 31, 2021	785,497	-	99,509	885,006
Net book value
December 31, 2020	4,437,211	1,594,257	143,660	6,175,128
December 31, 2021	6,760,978	1,990,960	133,065	8,885,003
22

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

16. ASSETS HELD FOR SALE

During the year ended December 31, 2020, the Company entered into an asset purchase agreement with a third party whereby the Company agreed to sell certain towers in Argentina. The sale was not completed as of December 31, 2020, and accordingly the Company has reclassified the towers from property and equipment to assets held for sale on the consolidated statement of financial position. The carrying value reported represents the lower of the net book value and fair value less costs to sell. During the year ended December 31, 2021, the Company sold the assets held for sale towers of $30,967 for $36,961.

During the year ended December 31, 2019, the Company entered into an asset purchase agreement with a third party whereby the Company agreed to sell certain towers in Argentina. The sale was not completed as of December 31, 2019, and accordingly the Company has reclassified the towers from property and equipment to assets held for sale on the consolidated statement of financial position. The carrying value reported represents the lower of the net book value and fair value less costs to sell. During the year ended December 31, 2020, the Company sold the assets held for sale towers of $751,726 for proceeds of $1,204,942.

17. CONVERTIBLE DEBENTURES

Prior to December 2019

On June 12, 2018, the Company issued secured convertible debentures to a third party for gross proceeds of $1,000,000. The convertible debentures were due one year from the date of issuance and accrue interest at a rate of 1% per month, payable monthly. The third party had the option to convert the principal amounts into common shares of the Company at $0.20 per common share, subject to adjustment in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the holders exercisable at a price of $0.25 per common share for a period of one year. The Company also incurred cash debt issuance costs of $76,791.

On November 13, 2018, the convertible debentures were amended for a new conversion price of $0.10 per common share. The share purchase warrants were also amended with an extended expiry date of November 13, 2019, and an updated exercise price of $0.125 per common share. In connection with the amendments, the Company issued 5,000,000 additional share purchase warrants to the purchasers exercisable at a price of $0.125 per common share, subject to certain adjustments in certain events with an expiry date of November 13, 2019.

On November 13, 2018, the Company issued secured convertible debentures to a third party for gross proceeds of $500,000. The convertible debentures were due seven months from the date of issuance and accrue interest at a rate of 1% per month, payable monthly. The third party had the option to convert the principal amounts into common shares of the Company at $0.10 per common share until June 12, 2019, subject to adjustment in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the holders exercisable at a price of $0.125 per common share for a period of one year until November 13, 2019. The Company also incurred cash debt issuance costs of $46,295.

In June 2019, the Company repaid $750,000 of the convertible debentures and extended the term with the existing lenders to November 2019. In consideration for the term extension of the convertible debentures, the Company reached an agreement with the lenders to amend existing warrants (the "Amended Warrants") that were issued to such lenders on June 12, 2018 (as amended on November 13, 2018) and November 13, 2018 in connection with the convertible debenture issuances and amendments. The Amended Warrants are exercisable at a price of $0.09 per common share and expire on November 13, 2019.

In connection with the Amended Warrants, the Company also issued new common share purchase warrants (the "New Warrants") to each holder of the Amended Warrants, resulting in an aggregate of 15,000,000 New Warrants being issued. Each New Warrant entitled the holder thereof to acquire one common share of the Company at an exercise price of $0.09 per common share, with each New Warrant set to expire on November 13, 2020. The Company has the right to repurchase all of the Amended Warrants and New Warrants for $300,000 in aggregate at any time before their respective expiry dates.
23

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)
17.     CONVERTIBLE DEBENTURES (CONTINUED)

In September 2019, the Company further extended the term with the existing lenders to December 2019. In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a 10% penalty on the total outstanding amounts of the principal. During the year ended December 31, 2019, the Company paid the penalty of $75,000.

In December 2019, the Company further extended the term with the existing lenders to February 2020. In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a 1% penalty on the total outstanding amounts of the principal, as well as an additional 2% penalty on the total outstanding amounts of the principal to be added to the principal if the outstanding amounts are not repaid by January 14, 2020. During the year ended December 31, 2019, the Company paid the penalty of $7,500.

Year ended December 31, 2020

In March 2020, the Company further extended the term with the existing lenders to June 2020. In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a penalty to be satisfied by issuing 714,286 common shares. During the year ended December 31, 2020, the Company issued the 714,286 common shares, with a fair value of $24,286, and recorded the penalty as interest expense in the consolidated statement of comprehensive loss.

In June 2020, the Company repaid the convertible debenture balance of $745,000 in full. With this repayment, the Company repaid in full the convertible debenture loan balance and discharged the security interest associated with the loan.

A reconciliation of the convertible debentures is as follows:

$
Balance at December 31, 2019	745,000
Cash items:
Repayment of convertible debt	(745,000)
Balance at December 31, 2020 and 2021	-
During the year ended December 31, 2021, the Company incurred interest expense of $nil (2020 - $19,280) on the convertible debentures.

18. LOANS PAYABLE

As at December 31, 2021 and 2020, the loans payable are summarized as follows:

	2021	2020	Currency	Terms
	$	$
a	1,423,139	1,356,793	USD	Unsecured, due on demand
b	317,330	-	Colombian Pesos	Secured, repayable quarterly until Oct 2027.
c	2,538,643	-	Colombian Pesos	Secured, due on demand.
d	3,820,652	412,567	Colombian Pesos	Secured, due on completion of related projects
e	5,288,629	614,265	Colombian Pesos	Secured, due on April 2028
f	676,115	790,309	Colombian Pesos	Unsecured, due on Oct 2023
g	42,677	79,567	Colombian Pesos	Unsecured, repayable monthly until May 2023
h	93,468	150,984	Colombian Pesos	Unsecured, repayable monthly until Dec 2023
i	121,221	148,245	Mexican Pesos	Unsecured, due on demand
j	-	31,857	Argentine Pesos	Unsecured, due on demand
	14,321,874	3,584,587

	4,208,925	3,440,732	Current portion of loans payable
	10,112,949	143,855	Long term portion of loans payable
	14,321,874	3,584,587
24

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

18.     LOANS PAYABLE (CONTINUED)

a) The Company entered into loan agreements with various shareholders whereby the Company was loaned an aggregate principal amount of USD $1,113,663. The loans are unsecured, bear interest ranging from 0% to 18% per annum, and are due on demand. As at December 31, 2021, aggregate principal amounts of $1,423,139 (USD $1,113,663) (2020 - $1,356,793 (USD $1,061,392)) remains outstanding.

b) On September 1, 2021, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of COP $1,000,000,000. The loan is secured against a financial guarantee provided by the Fondo Nacional De Garantias S.A., bears interest at 10.11% per annum, and is repayable through quarterly installments until October 2027. As at December 31, 2021, a principal amount of $317,330 (COP $1,000,000,000) (2020 - $nil) remains outstanding.

c) On October 11, 2021, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of COP $8,000,000,000 for the purpose of funding the development of certain towers. The loan is secured against the economic rights for collection of revenue relating to construction of certain towers under a separate construction contract with a party related to the loanee, bears interest at 7.02% per annum, and is due in April 2022. As at December 31, 2021, a principal amount of $2,538,643 (COP $8,000,000,000) (2020 - $nil) remains outstanding.

d) On April 2, 2021, the Company entered into a Collaboration Agreement with a Commerk (Note 9) whereby Commerk will provide equity contributions towards each individual tower projects operated under the Collaboration Agreement. The equity contributions are secured against the towers constructed and operated for each project as well as the economic rights for collection of tower rents relating to such towers, bear interest at 6.2% per annum, and are due upon completion of the related projects. Prior to the Collaboration Agreement, the Company received preliminary equity contributions totaling COP $4,536,891,697. As at December 31, 2021, the principal amount of equity contributions of $3,820,652 (COP $12,039,984,363) (2020 - $412,567 (COP $1,112,259,832)) remains outstanding.

e) On March 11, 2021, the Company entered into a loan agreement with a lender whereby the Company was loaned a total of COP $31,632,000,000 for the purpose of funding the development of certain towers. The loan is secured against the towers funded by the loan proceeds as well as the economic rights for collection of tower rents relating to such towers, bears interest at 4.615% + IBR 6 months per annum, and is due in Sep 2030.

On September 14, 2021, the Company entered into a loan agreement with a lender whereby the Company was loaned a total of COP $40,463,000,000 for the purpose of funding the development of certain towers. The loan is secured against the towers funded by the loan proceeds as well as the economic rights for collection of tower rents relating to such towers, bears interest at 4.39% + IBR 6 months per annum, and is due in May 2031.

As at December 31, 2021, a principal amount of $5,288,629 (COP $16,666,003,681) (2020 - $nil (COP $nil)) remains outstanding.

f) On October 14, 2020, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of COP $2,130,633,223. The loan is unsecured, bears interest at 12% per annum, and is due in October 2023. As at December 31, 2021, a principal amount of $676,115 (COP $2,130,633,223) (2020 - $790,309 (COP $2,130,633,223)) remains outstanding.

g) On May 21, 2020, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of COP $250,000,000. The loan is unsecured, bears interest at 10.67% per annum, and is repayable through monthly installments until May 2023. As at December 31, 2021, principal of $42,677 (COP $134,488,293) (2020 - $79,567 (COP $213,431,006)) remained outstanding.

h) On December 21, 2020, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of COP $405,000,000. The loan is unsecured, bears interest at 5.905% per annum, and is repayable through monthly installments until December 2023. As at December 31, 2021, a principal amount of $93,468 (COP $294,545,457) (2020 - $150,984 (COP $405,000,000)) remains outstanding.

25

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

18.     LOANS PAYABLE (CONTINUED)

i) On November 10, 2020, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of MXN $2,311,865. The loan is unsecured, bears interest at nil% per annum, and is due on demand. As at December 31, 2021, a principal amount of $121,221 (MXN $1,948,351) (2020 - MXN $2,311,865) remains outstanding.

j) On January 16, 2020, the Company entered into a loan agreement with a lender whereby the Company was loaned a total principal amount of ARS $2,113,800. The loan is unsecured, bears interest at 18% per annum, and is due on demand. The loan was fully settled in August 2021.

During the year ended December 31, 2021, the interest rates on the loans payable ranged from 0% to 18% (2020 - 0% to 41%).

During the year ended December 31, 2021, the Company has incurred interest expense of $432,576 (2020 - $144,473) on the loans payable, of which $307,863 (US$240,875) (2020 - $88,018 (US$64,725)) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

19.     BONDS PAYABLE

Prior to December 31, 2019, the Company issued a total of 19,543 bonds at a price of $100 each for gross proceeds of $1,954,300. The bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% paid monthly, and mature September 21, 2021. During the year ended December 31, 2021, the Company repaid 1,707 (2020 - nil) bonds through cash payments totaling $170,700 (2020 - $nil)

On October 20, 2021, the Company issued 72 Class B Units for aggregate proceeds of $7,200. Each Class B Unit consisted of one Class B Bond and 50 Class A Common Shares of the Company. The Class B Bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% payable monthly, and mature on September 30, 2023. The $7,200 proceeds for the Class B Units were allocated to the 3,600 Class A Common Shares for $696 and the 72 Class B Bonds for $6,504. In connection with the issuance of the Units, the Company issued 4,267 Agent Warrants and paid a cash commission of $576. The Agent Warrants are exercisable at a price of $0.125 per share for a period of 36 months from the date of issuance. The 4,267 Agent Warrants were issued on October 19, 2021 with a fair value of $372 as calculated using the Black-Scholes option pricing model. The total debt financing costs of $948 were allocated to the Class B Bonds as debt issuance costs for $856, which will be amortized over the term of the Bonds at the effective interest rate and to the issuance of 3,600 Class A Common Shares for $92, which were recognized as share issuance costs

On November 16, 2021, the Company issued 37 Class A Units and 437 Class B Units for aggregate proceeds of $3,700 and $43,700, respectively. Each Class A Unit consisted of one Class A Bond and 25 Class A Common Shares of the Company. Each Class B Unit consisted of one Class B Bond and 50 Class A Common Shares of the Company. The Class A Bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% payable monthly, and mature on September 30, 2022. The Class B Bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% payable monthly, and mature on September 30, 2023. The $3,700 proceeds for the Class A Units were allocated to the 925 Class A Common Shares for $174 and the 37 Class A Bonds for $3,526. The $43,700 proceeds for the Class B Units were allocated to the 21,850 Class A Common Shares for $4,085 and the 437 Class B Bonds for $39,615. In connection with the issuance of the Units, the Company issued 36,114 Agent Warrants and paid a cash commission of $3,681. The Agent Warrants are exercisable at a price of $0.105 per Share for a period of 36 months from the date of issuance. The 36,114 Agent Warrants were issued on November 16, 2021 with a fair value of $2,260 as calculated using the Black-Scholes option pricing model. The total debt financing costs of $5,941 were allocated to the Class A Bonds as debt issuance costs for $344, which will be amortized over the term of the Bonds at the effective interest rate, to the Class B Bonds as debt issuance costs for $5,061, which will be amortized over the term of the Bonds at the effective interest rate, and to the issuance of 22,775 Class A Common Shares for $536, which were recognized as share issuance costs.

26

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

19.    BONDS PAYABLE (CONTINUED)

On December 14, 2021, the Company issued 167 Class A Units and 786 Class B Units for aggregate proceeds of $16,700 and $78,600, respectively. Each Class A Units consisted of one Class A Bond and 25 Class A Common Shares of the Company. Each Class B Units consisted of one Class B Bond and 50 Class A Common Shares of the Company. The Class A Bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% payable monthly, and mature on September 30, 2022. The Class B Bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% payable monthly, and mature on September 30, 2023. The $16,700 proceeds for the Class A Units were allocated to the 4,175 Class A Common Shares for $719 and the 167 Class A Bonds for $15,981. The $78,600 proceeds for the Class B Units were allocated to the 39,300 Class A Common Shares for $7,086 and the 786 Class B Bonds for $71,514. In connection with the issuance of the Units, the Company issued 80,253 Agent Warrants and paid a cash commission of $7,123. The Agent Warrants are exercisable at a price of $0.095 per Share for a period of 36 months from the date of issuance. The 80,252 Agent Warrants were issued on December 14, 2021 with a fair value of $3,816 as calculated using the Black-Scholes option pricing model. The total debt financing costs of $10,939 were allocated to the Class A Bonds as debt issuance costs for $1,439, which will be amortized over the term of the Bonds at the effective interest rate, to the Class B Bonds as debt issuance costs for $8,586, which will be amortized over the term of the Bonds at the effective interest rate, and to the issuance of 43,475 Class A Common Shares for $914, which were recognized as share issuance costs.

The fair value of the share purchase warrants were calculated using the Black-Scholes model using the following weighted average assumptions:

	2021	2020
Share price at date of grant	$0.074	-
Exercise price	$0.099	-
Expected life	3 years	-
Expected volatility	134.05%	-
Risk free interest rate	1.05%	-
Expected dividend yield	0%	-
Expected forfeiture rate	0%	-

The fair value of the equity portion relating to the common shares, cash debt issuance costs and fair value of the share purchase warrants were applied against the carrying value of the bonds. During the year ended December 31, 2021, the Company recorded an amortization expense related to the debt issuance costs of $72,673 (2020 - $95,399) reducing the total discount to $27,922 (2020 - $71,549).

As at December 31, 2021, the carrying value of the bonds are $1,905,577 (2020 - $1,882,750). During the year ended December 31, 2021, the Company has incurred interest expense of $192,188 (2020 - $195,973) on the bonds payable, of which $30,324 (2020 - $nil) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

20.      RELATED PARTY TRANSACTIONS AND BALANCES

Loans payable to related parties include loans and advances received from related individuals and companies related to directors and officers of the Company. As at December 31, 2021 and 2020, the Company has the following loan balances with related parties:

2021	2020	Currency	Rate	Terms
$	$
1,560,394	3,839,459	USD	12%-18%	Unsecured, due on demand
-	18,546	Colombian Pesos	0%	Unsecured, due on demand
-	12,743	Argentine Pesos	18%	Unsecured, due on demand
1,560,394	3,870,748

27

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

20.     RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

During the year ended December 31, 2021, the Company has incurred interest expense of $702,495 (US$549,717) (2020 - $352,439 (US$262,994)) in connection with the related party loans noted above. As at December 31, 2021, $168,741 (2020 - $562,260) of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

In September 2019, the Company consolidated loan balances with certain related party lenders and extended the maturity date of these amounts to March 30, 2020. In consideration for the extension of the maturity date of the loans, the Company agreed to issue 2,381,301 share purchase warrants to the holders. The share purchase warrants will be exercisable at a price of $0.09 per common share for a period of five years. As at December 31, 2021, these warrants have not yet been issued.

Key management personnel receive compensation in the form of short-term employee benefits, share-based compensation, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The remuneration of key management is as follows (expressed in USD):

	2021	2020
	$	$
Consulting fees paid to the CEO	267,392	468,300
Consulting fees paid to the COO	207,165	320,300
Consulting fees paid to the CFO	17,000	336,300
	491,557	1,124,900

The remuneration of the CEO/COO/CFO are included in professional fees and consulting in the consolidated statements of comprehensive loss.

During the years ended December 31, 2021 and 2020, the Company did not grant stock options to directors or officers.

As at December 31, 2021, $351,205 (2020 - $692,100) of related party payables are included in accounts payable and accrued liabilities in the consolidated statement of financial position. The amounts are non-interest bearing and due on demand.

January 2019

In January 2019, the Company renegotiated the loans with three of the related party lenders to extend the maturity date of the loans.

In consideration for the extension of the maturity date of the loans, the Company agreed to incur total penalties of $212,312 (US$160,000) which were added to the principal balance of the loans. In addition, the Company agreed to add the interest accrued as of the date of renegotiation of $539,236 (US$395,259) to the principal balance of the loans. The renegotiation of the loans was deemed to be an extinguishment of the original liabilities and $212,312 was recorded as a loss on extinguishment.

September 2019

In September 2019, the Company consolidated loan balances with certain related party lenders and extended the maturity date of these amounts to March 30, 2020.

28

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

20.     RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

In consideration for the extension of the maturity date of the loans, the Company agreed to issue 2,381,301 share purchase warrants to the holders with a fair value of $180,714. The share purchase warrants are exercisable at a price of $0.09 per common share for a period of five years. As at December 31, 2020, these warrants have not yet been issued. The fair value of the obligation to issue the share purchase warrants was calculated using the Black-Scholes model and the following weighted average assumptions:

Share price at date of grant	$0.08
Exercise price	$0.09
Expected life	5 years
Expected volatility	174.99%
Risk free interest rate	1.49%
Expected dividend yield	0%
Expected forfeiture rate	0%

The consolidation of the loans and the issuance of the warrants was deemed to be an extinguishment of the original liabilities and $180,714 was recorded as a loss on extinguishment.

21. SHARE CAPITAL

a) Authorized:

Unlimited Class A common shares without par value

1,500,000 Class B Series I preferred shares without par value

1,000,000 Class B Series II preferred shares without par value

As at December 31, 2021 and 2020, there were no preferred shares outstanding.

b) Issued and outstanding:

During the year ended December 31, 2021:

• On June 22, 2021, the Company issued 6,300,000 common shares with a fair value of $569,520 as partial consideration to acquire an additional 26.25% interest in Evotech (Note 7).

• On October 20, 2021, the Company completed the initial closing of a private placement of 72 Class B Units at a price of $100 per each Unit for aggregate proceeds of $7,200. Each Class B Unit was comprised of (i) one subordinated, secured bond of the Company in the principal amount of $100 bearing simple interest at a rate of 10% per annum payable monthly on the last day of each month, with a maturity date of September 30, 2023 (each, a "Class B Bond"); and (ii) 50 Class A Common Shares of the Company. The 72 Class B Units were comprised of an aggregate of 3,600 Class A Common Shares and 72 Class B Bonds (Note 19). The $7,200 proceeds for the Class B Units were allocated to the 3,600 Class A Common Shares for $696 and the 72 Class B Bonds for $6,504.

• In connection with the issuance of the Units, the Company issued 4,267 Agent Warrants and paid a cash commission of $576. The Agent Warrants are exercisable at a price of $0.125 per Share for a period of 36 months from the date of issuance. The 4,267 Agent Warrants were issued on October 19, 2021 with a fair value of $372 as calculated using the Black-Scholes option pricing model. The total debt financing costs of $948 were allocated to the Class B Bonds as debt issuance costs for $856 and to the issuance of 3,600 Class A Common Shares for $92, which was recognized as share issuance costs.

29

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

21. SHARE CAPITAL (CONTINUED)

b) Issued and outstanding (continued)

• On November 16, 2021, the Company completed the second closing of a private placement of 37 Class A Units and 437 Class B Units at a price of $100 per each unit for aggregate proceeds of $47,400, of which $11,600 remains outstanding and recognized as share subscriptions received. Each Class A Unit was comprised of (i) one subordinated, secured bond of the Company in the principal amount of $100 bearing simple interest at a rate of 10% per annum payable monthly on the last day of each month, with a maturity date of September 30, 2022 (each, a "Class A Bond"); and (ii) 25 Class A Common Shares of the Company. Each Class B Unit was comprised of (i) one subordinated, secured bond of the Company in the principal amount of $100 bearing simple interest at a rate of 10% per annum payable monthly on the last day of each month, with a maturity date of September 30, 2023 (each, a "Class B Bond"); and (ii) 50 Class A Common Shares of the Company. The 37 Class A Units were comprised of an aggregate of 925 Shares and 37 Class A Bonds (Note 19). The 437 Class B Units were comprised of an aggregate of 21,850 Class A Common Shares and 437 Class B Bonds (Note 19).

In connection with the issuance of the Units, the Company issued 36,114 Agent Warrants and paid a cash commission of $3,681. The Agent Warrants are exercisable at a price of $0.105 per Share for a period of 36 months from the date of issuance. The 36,114 Agent Warrants were issued on November 16, 2021 with a fair value of $2,260 as calculated using the Black-Scholes option pricing model. The total debt financing costs of $5,941 were allocated to the Class A Bonds as debt issuance costs for $344, to the Class B Bonds as debt issuance costs for $5,061, and to the issuance of 22,775 Class A Common Shares for $536, which was recognized as share issuance costs.

• On December 14, 2021, the Company completed the third closing of a private placement of 167 Class A Units and 786 Class B Units at a price of $100 per each unit for aggregate proceeds of $95,300. Each Class A Unit was comprised of (i) one subordinated, secured bond of the Company in the principal amount of $100 bearing simple interest at a rate of 10% per annum payable monthly on the last day of each month, with a maturity date of September 30, 2022 (each, a "Class A Bond"); and (ii) 25 Class A Common Shares of the Company. Each Class B Unit was comprised of (i) one subordinated, secured bond of the Company in the principal amount of $100 bearing simple interest at a rate of 10% per annum payable monthly on the last day of each month, with a maturity date of September 30, 2023 (each, a "Class B Bond"); and (ii) 50 Class A Common Shares of the Company. The 167 Class A Units were comprised of an aggregate of 4,175 Class A Common Shares and 167 Class A Bonds (Note 19). The 786 Class B Units were comprised of an aggregate of 39,300 Class A Common Shares and 786 Class B Bonds (Note 19).

In connection with the issuance of the Units, the Company issued 80,253 Agent Warrants and paid a cash commission of $7,123. The Agent Warrants are exercisable at a price of $0.095 per Share for a period of 36 months from the date of issuance. The 80,252 Agent Warrants were issued on December 14, 2021 with a fair value of $3,816 as calculated using the Black-Scholes option pricing model. The total debt financing costs of $10,939 were allocated to the Class A Bonds as debt issuance costs for $1,439, to the Class B Bonds as debt issuance costs for $8,586, and to the issuance of 43,475 Class A Common Shares for $914, which was recognized as share issuance costs.

During the year ended December 31, 2020:

• On April 30, 2020, the Company issued 714,286 common shares as a penalty to the holders of the convertible debentures, with a fair value of $24,286. The fair value of the penalty was not readily determinable, as such, the common shares were valued at the fair value of common shares on grant date.

There were no share issuances during the year ended December 31, 2019.

30

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

21. SHARE CAPITAL (CONTINUED)

c) Warrants

A continuity of warrants for the years ended December 31, 2021 and 2020 is as follows:

	Number	Weighted average exercise price
		$
Balance December 31, 2019	32,215,433	0.11
Expired	(31,293,653)	0.11
Balance December 31, 2020	921,780	0.09
Issued	120,634	0.10
Expired	(921,780)	0.09
Balance, December 31, 2021	120,634	0.10

During the year ended December 31, 2021, a total of 921,780 (2020 - 31,293,653) warrants expired unexercised. Upon expiry of the warrants, $33,535 (2020 - $597,632) was reclassified from contributed surplus to deficit.

The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2021:

Number of warrants outstanding	Exercise price	Expiry date
	$
4,267	0.125	October 19, 2024
36,114	0.105	November 16, 2024
80,253	0.095	December 14, 2024
120,634

As at December 31, 2021, the warrants outstanding have a weighted average life remaining of 2.93 years (2020 - 0.75 years).

d) Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the Canadian Stock Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the Company.

There were no stock options granted during the years ended December 31, 2021 and 2020.

A continuity of stock options for the years ended December 31, 2021 and 2020 is as follows:

	Number	Weighted average exercise price
		$
Balance, December 31, 2021 and 2020	1,275,000	0.30

31

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

21. SHARE CAPITAL (CONTINUED)

d) Stock options (continued)

As at December 31, 2021, the following stock options were outstanding and exercisable:

Options outstanding	Options exercisable	Exercise price	Remaining life (years)	Expiry Date
		$
325,000	325,000	0.45	0.21	March 17, 2022
950,000	950,000	0.25	1.13	February 17, 2023
1,275,000	1,275,000	0.30	0.90

e) Performance share units

On September 8, 2021, the Company approved an Omnibus Equity Incentive Plan, which is designed to provide certain consultants of the Company with the opportunity to acquire Performance Share Units ("PSU's") of the Company as an award for achieving certain performance criteria. Each PSU represents the right to receive one common share of the Company and will become vested if the participant achieves the performance criteria within the performance cycle set forth in the grant notice.

On September 8, 2021, the Company granted an aggregate of 2,000,000 PSU's to certain consultants. During the year ended December 31, 2021, the performance criteria was met and the 2,000,000 PSU's vested. Subsequent to the year ended December 31, 2021, the Company issued 2,000,000 common shares (Note 29).

As at December 31, 2021, the Company recognized share-based compensation and shares issuable of $130,000 related to vested PSU's.

22. CAPITAL DISCLOSURE

The Company manages its shareholders' deficiency, loans and convertible debts as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to pursue the development of its assets and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk. The Company manages the capital structure and adjusts it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt or acquire or dispose of assets. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. As at December 31, 2021, the shareholders' deficiency was $14,798,215 (2020 - $11,443,589). The Company is not subject to any externally imposed capital requirements. The Company did not change its approach to capital management during the year ended December 31, 2021.

23. FINANCIAL INSTRUMENTS AND RISK

As at December 31, 2021, the Company's financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities, customer deposits, interest payable, convertible debentures, loans payable, loans from related parties, bonds payable and lease liabilities.

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

a. Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

b. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

c. Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

32

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

23. FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Cash is measured using level 1 fair value inputs. The carrying values of the amounts receivable, accounts payable and accrued liabilities, customer deposits, interest payable, convertible debentures and loans from related parties approximate their fair values because of the short-term nature of these instruments. The bond payable, loan payable and lease liabilities are classified as level 3.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with a high credit quality financial institution.

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $4,819,388 (2020 - $1,166,502). Accounts receivable are shown net of provision of credit losses of $7,617 (2020 - $36,381). The following table summarizes the amounts that make up accounts receivable:

	2021	2020
	$	$
Accounts receivable	2,996,655	198,801
Accruals	900,675	400,020
Taxes receivable	862,528	491,658
Other receivables	59,530	76,023
Total accounts receivable	4,819,388	1,166,502

The following table summarizes the aging of accounts receivable as at December 31, 2021:

	Carrying amount	Current	0 - 30 Days	31 - 60 Days	61 - 90 Days	> 90 Days
	$	$	$	$	$	$
Accounts receivable	2,996,655	2,717,464	151,481	29,711	3,621	94,378

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company's ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board of Directors considers securing additional funds through issuances of equity and debt or partnering transactions.

33

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

23. FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The Company monitors its risk of shortage of funds by monitoring the maturity dates of existing trade and other accounts payable. The following table summarizes the maturities of the Company's financial liabilities as at December 31, 2021 based on the undiscounted contractual cash flows:

	Carrying amount	Contractual cash flows	Less than 1 year	1 - 3 years	4 - 5 Years	After 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	10,039,853	10,039,853	10,039,853	-	-	-
Interest payable	668,805	668,805	294,826	-	-	373,979
Loans payable	14,321,874	14,321,874	4,208,925	232,288	95,266	9,785,395
Loans from related parties	1,560,394	1,560,394	1,560,394	-	-	-
Bonds payable	1,905,577	1,905,577	-	1,905,577	-	-
Lease liability	2,332,405	8,871,097	790,036	2,370,107	1,397,191	4,389,367
Total	30,828,908	37,367,600	16,894,034	4,507,973	1,492,456	14,548,741

The Company has a working capital deficiency as of December 31, 2021 of $16,749,316. Customer deposits consist of funds received from customers in advance of towers sold. As of December 31, 2021, the Company received $5,301,501 (2020 - $5,621,307) in customer deposits.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Canada, Colombia, Argentina, USA and Mexico and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. Assuming all other variables remain constant, a 7% (2020 - 17%) weakening or strengthening of the Colombia Peso, Argentine Peso, US dollar and Mexican Peso against the Canadian dollar would result in approximately $1,639,528 (2020 - $470,007) foreign exchange loss or gain in the consolidated statement of comprehensive loss. The Company has not hedged its exposure to currency fluctuations.

At December 31, 2021, the Company had the following financial instruments denominated in foreign currencies:

	Argentine Pesos	Colombian Pesos	Mexican Pesos	United States Dollars	Total
	$	$	$	$	$
Cash	95,002	750,276	8,891	130,955	985,125
Amounts receivable	433,233	6,608,587	419,240	692	7,461,725
Accounts payable and accrued liabilities	(159,733)	(7,145,543)	(584,213)	(480,830)	(8,370,319)
Customer deposits	-	(4,382,299)	(917,284)	(1,917)	(5,301,501)
Interest payable	-	(465,313)	-	-	(465,313)
Lease liability	-	(2,244,504)	(87,901)	-	(2,332,405)
Loans payable	-	(12,777,514)	(121,221)	-	(12,898,735)
Net	368,502	(19,656,310)	(1,282,488)	(351,100)	(20,921,396)

34

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

23. FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Interest Rate Risk

Interest rate risk is the risk that future cash flows of the Company's assets and liabilities can change due to a change in interest rates. Loans payable have a fixed interest rate between 12% and 18%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

24. ECONOMIC DEPENDENCE

For the year ended December 31, 2021, 82% of total revenues were generated with three major customers (2020 - 75% with two major customers). The loss of one or more of these customers could have a material adverse effect on the Company's financial position and results of operations.

The following table represents sales to individual customers exceeding 10% of the Company's annual revenues for the years ended December 31, 2021 and 2020:

	2021	2020
	$	$
Customer A	4,345,189	5,134,327
Customer B	2,997,731	1,871,092
Customer C	1,429,481	N/A

25. SUPPLEMENTAL CASH FLOW INFORMATION

	2021	2020	2019
	$	$	$
Changes in non-cash working capital items:
Amounts receivable	(3,892,623)	542,054	(1,341,845)
Prepaid expenses and deposits	(3,200,676)	(131,697)	83,535
Deferred Cost	(1,223,395)	-	-
Unbilled revenues	-	111,845	(107,099)
Other receivable	-	-	67,143
Bank indebtedness	-	-	(39,464)
Accounts payable and accrued liabilities	4,581,698	612,050	(725,292)
Interest payable	18,527	292,365	488,997
Deferred revenue	(278,443)	(167,096)	259,182
Customer deposits	431,106	1,184,170	8,470,889
Income tax payable	(2,363)	247,500	373,196
	(3,566,169)	2,691,191	7,529,242

35

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

26.      SEGMENTED INFORMATION

The Company has three operating segments, which are the locations in which the Company operates. The reportable segments are the Company's Argentinian, Colombian, American and Mexican operations. A breakdown of revenues, short-term assets, long-term assets and net income for each reportable segment as at and for the years ended December 31, 2021 and 2020 is reported below.
	Argentina	Colombia	Mexico	United States of America	Other	Total
	$	$	$	$	$	$
December 31, 2021:
Current assets	534,112	6,043,886	428,915	128,887	418,618	7,554,418
Property and equipment	18,445	10,668,693	1,767,875	38,753	(697,807)	11,793,959
Other non-current assets	-	2,375,403	161,191	-	-	2,536,594
Total assets	552,557	19,087,982	2,357,981	167,640	(279,189)	21,886,971
Revenues:
Tower rental revenue	678,002	2,014,364	147,902	-	-	2,840,268
Service revenue	-	3,416,385	-	-	2,182,516	5,598,901
Sales of towers	2,238,087	-	10,370	-	-	2,248,457
Total revenues	2,916,089	5,430,749	158,272	-	2,182,516	10,687,626

Net income (loss)	(1,287,808)	1,083,294	(611,696)	14,443	(3,792,521)	(4,594,288)
	Argentina	Colombia	Mexico	United States of America	Other	Total
	$	$	$	$	$	$
December 31, 2020:
Current assets	679,144	448,193	465,316	1,938	96,650	1,691,241
Property and equipment	2,680,675	2,989,580	437,596	51,278	15,999	6,175,128
Other non-current assets	773,279	976,278	135,876	-	1,357,658	3,243,091
Total assets	4,133,098	4,414,051	1,038,788	53,216	1,470,307	11,109,460
Revenues:
Tower rental revenue	945,647	550,418	278,281	-	-	1,774,346
Service revenue	-	-	-	346,317	626,319	972,636
Sales revenue	1,244,773	14,439	5,119,888	-	-	6,379,100
Total revenues	2,190,420	564,857	5,398,169	346,317	626,319	9,126,082

Net income (loss)	(2,388,551)	328,258	1,078,190	1,261,084	(3,953,285)	(3,674,304)

36

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

27.      LEGAL DISCLOSURE

a) The cities of Quilmes, Bolivar and San Rafael filed claims against Evolution for dismantling towers in the respective cities. Quilmes is claiming a fine of $18,536 (1,489,005 Argentine Pesos). The fines have been accrued by the Company. The outcome of these legal proceedings cannot be determined at December 31, 2021 and no additional amounts have been accrued.

b) On June 3, 2021, the Company entered into an Asset Transfer Agreement whereby the Company agreed to sell certain towers. Pursuant to the Asset Transfer Agreement, the Company is liable for any claims made relating to the agreement up to a maximum liability amount of $300,000. The Company estimates that the likelihood of a claim being made is remote and no amounts have been accrued as at December 31, 2021.

28. INCOME TAXES

The tax effect (computed by applying the federal and provincial/state statutory rates in the jurisdictions the Company and its subsidiary operate) of the significant temporary differences, which comprise deferred income tax assets and liabilities, are as follows:

	2021	2020
	$	$
Net loss before income taxes	(4,594,288)	(3,674,304)
Statutory income tax rate	27%	27%
Income tax recovery	(1,240,458)	(992,062)

Differences between Canadian and foreign tax rates	(83,782)	(95,362)
Permanent differences and others	(249,362)	(76,522)
Impact of foreign exchange	(125,223)	142,767
Under provided in prior years	96,482	363,357
Effect of change in income tax rates	4,187	164,204
Temporary differences	1,657,957	316,758
Change in unrecognized losses	25,468	363,420
	85,269	186,560

Current income tax expense	85,269	186,560
Deferred income tax recovery	-	-
	-	-

37

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

28. INCOME TAXES (CONTINUED)

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2021 and 2020 are as follows:

	2021	2020
	$	$
Deferred income tax assets:
Non-capital loss carry-forwards	88,066	487,721
Property and equipment	23,524	-
Lease liabilities	722,166	501,470
Deferred income tax assets	833,756	989,191

Deferred income tax liabilities:
Excess of carrying value over tax value of right-of-use assets	(784,732)	(561,508)
Excess of carrying value over tax value of intangible assets	(10,084)	(389,728)
Excess of carrying value over tax value of bonds payable	(38,940)	(19,317)
Excess of carrying value over property and equipment	-	(18,638)
Unrecognized deductible temporary differences	(833,756)	(989,191)

Unrecognized deductible temporary differences	-	-

Significant unrecognized tax benefits and unused taxes for which no deferred tax assets are recognized as of December 31, 2021 and 2020 are as follows:

	2021	2020
	$	$
Non-capital losses carried forward	25,418,239	24,441,678
Property and equipment	3,426	7,337
Share issuance costs	333	17,556
Capital losses carried forward	3,294,836	3,294,836
Lease liabilities	36,157	36,157
Unrecognized deductible temporary differences	28,752,991	27,797,564

As at December 31, 2021, the Company has non-capital losses carried forward of approximately $25,666,000 (2020 - $26,814,000) including $19,967,000 (2020 - $19,956,000) in Canada, $5,233,000 (2020 - $4,012,000) in Argentina, $nil (2020 - $ nil) in Mexico and $466,000 (2020 - $2,846,000) in the United States of America. These losses begin expiring in 2022.

29. SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2021:

On January 10, 2022, the Company issued 2,000,000 common shares in relation to PSUs that vested during the year ended December 31, 2021 (Note 21 (e)).

On January 18, 2022, the Company settled a debt in the amount of $1,039,751 owed by the Company to a certain creditor in exchange for 16,273,267 common shares at a deemed price of $0.064

On March 17, 2022, 325,000 stock options expired (Note 21).

The Company repaid a total of $146,000 of bonds payable, in which a total of $207,700 was subject to repayment as at December 31, 2021.

38